UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, October 29, 2014

Messrs,
Superintendencia del Mercado de Valores – SMV
Present.-

Reference:     Relevant Information Communication

Dear Sirs:

Hereby we inform as a Relevant Information Communication that, today, during the Council Session of the Provincial Municipality of Trujillo, the project “Integrated Collection System and Fleet Control for Trujillo City” was awarded to our subsidiary GMD S.A. for a period of twenty years. This project derived from the private initiative presented by our subsidiary and declared of interest on June 17, 2014.

The concession’s objective is the operation of the Integrated Collection System for the entire city of Trujillo, which includes commercial network, bus fleet, cards, a control center for drivers, as well as inspection, user information, among others.

The estimated initial investment for the first three years is US$ 22 million. Nonetheless, we have committed to renew the equipment due to its wear down for common use. Such technological renovation is estimated at US$ 18 million, which will be paid in the following eight years.

The signing of the contract is expected to take place during the second week of December. Once the contract is signed, we will proceed to notify it as a Relevant Information Communication.

Sincerely,

____________________
/s/ Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

___________________________

Name: Dennis Gray Febres

Title: Stock Market Representative

Date: October 29, 2014